Exhibit 99.1

News release

Biofrontera files Form 15F to suspend SEC Reporting Requirements and starts trading Level I ADS program on US OTC market

Leverkusen, Germany, March 09, 2022 – Biofrontera AG (Frankfurt Stock Exchange: B8F), an international biopharmaceutical company, announced today the voluntary filing of Form 15F with the United States Securities and Exchange Commission (SEC) to terminate the registration of all classes of its registered securities under the Securities Exchange Act of 1934, as amended. Biofrontera previously initiated the delisting of its American Depositary Shares, each representing two ordinary shares (ADSs) from Nasdaq by filing Form 25 on Feb. 24, 2022 and trading of the ADSs on Nasdaq was suspended effective March 07, 2022. The reason for this step was to reduce complexity in financial reporting and administrative costs. On March 7, 2022, Biofrontera’s ADSs were transferred to a sponsored “Level I” ADS program with the assistance of BNY Mellon as depository bank and have since traded on the U.S. over-the-counter (OTC) market under the ticker symbol BFAGY.

Biofrontera will maintain the listing of its ordinary shares on the Frankfurt Stock Exchange under the ticker symbol “B8F.”

Upon the filing of the Form 15F, Biofrontera’s obligations to file periodic and current reports with the SEC, was immediately suspended and, barring any objection by the SEC, are expected to terminate 90 days after the filing. Despite the Nasdaq delisting and termination of SEC registration, shareholders will be able to continue to trade the Biofrontera AG shares on the OTC market. Additionally, shareholders may also exchange their ADSs for ordinary shares of Biofrontera AG. Investors can contact their broker or BNY Mellon for more information. Financial statements and any other material required to be disclosed by applicable laws and regulations will continue to be available in the English language on Biofrontera’s corporate website under the Investor section (https://www.biofrontera.com/en/investors).

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About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Leverkusen-based company develops and markets innovative products for the treatment, protection and care of the skin. Its key products include Ameluz®, a prescription drug for the treatment of non-melanoma skin cancer and its precursors. Ameluz® has been marketed in the EU since 2012 and in the USA since May 2016. In Europe, the company also markets the Belixos® dermocosmetic series, a specialty care product for damaged skin.Biofrontera is one of a few German pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard). www.biofrontera.com

Forward-Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made and the Company does not undertake an obligation to update or revise any forward-looking statement.

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